OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EHCP Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3350 RIVERWOOD PARKWAY
(No. and Street)

ATLANTA	GA	30339
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Watkins (404) 890-7703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, STE 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>J. Todd Watkins</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>EHCP Corporate Finance, LLC</u>, as of <u>December 31</u>, 20<u>18</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_____
Signature

CEO
_____
Title



_____
Notary Public

ASHLEY K. JACKSON
Notary Public, State of South Carolina
My Commission Expires 11/19/2028

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EHCP CORPORATE FINANCE, LLC

Financial Statements

As of and for the Year Ended December 31, 2018
With
Report of Independent Registered Public Accounting Firm

Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EHCP Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of EHCP Corporate Finance, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

February 25, 2019
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

EHCP Corporate Finance, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Assets		
Cash	$	27,971
Prepaid expenses		820
Deposits		29
Total Assets	$	28,820

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	2,750
Due to Parent		601
Total liabilities		3,351
Member's Equity		25,469
Total Liabilities and Member's Equity	$	28,820

See accompanying notes.

EHCP Corporate Finance, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue		
Gain on securities owned	$	5,600
Total revenue		5,600
Operating expenses		
Compensation and benefits		73,229
Professional services		53,260
IT, data and communications		23,120
Occupancy		15,807
Licenses and registrations		14,612
Other expenses		18,448
Total operating expenses		198,476
Net Loss	$	(192,876)

See accompanying notes.

EHCP Corporate Finance, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, December 31, 2017	$	36,395
Capital distributions		(12,500)
Capital contributions		194,450
Net loss		(192,876)
Balance, December 31, 2018	$	25,469

See accompanying notes.

5

EHCP Corporate Finance, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:		
Net loss	$	(192,876)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities:		
Securities owned		6,900
Due from affiliate		890
Prepaid expenses		5,371
Deposits		1,050
Accounts payable - affiliate		602
Net cash used by operating activities:		(178,063)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		194,450
Capital distributions		(12,500)
NET CASH PROVIDED IN FINANCING ACTIVITIES		181,950
NET INCREASE IN CASH		3,887
Cash at the beginning of the year		24,084
Cash at the end of the year	$	27,971
Non - Cash Financing Activities:		
Forgiveness of related party debt		
recorded as contributed capital	$	129,450
Distribution of securities owned	$	(12,500)

See accompanying notes.

Note A - Description of Business and Summary of Significant Accounting Policies

Description of Business: EHCP Corporate Finance, LLC (formerly Edge Corporate Finance, the "Company") was organized in the state of Georgia on October 9, 2007 as a licensed broker dealer to provide merger and acquisition advisory services and to raise capital as an agent in private placements. The Company went through a change of ownership approved by FINRA in July of 2018. EHCP Corporate Finance, LLC is a single member limited liability company owned 100% by Edge Healthcare Partners, LLC ("Parent") at December 31, 2018.

Use of Estimates: Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash: The Company maintains its cash deposit at a high credit quality financial institution. Deposits at times may have exceeded federally insured limits.

Accounts Receivable: The Company uses the allowance method to account for uncollectible accounts receivable. Management continually monitors the collectibility of its customer accounts; when indications arise that an amount is not likely to be collected, it is charged to the allowance for doubtful accounts. As of December 31, 2018, management reviewed the status of accounts receivable and determined that an allowance for doubtful accounts was not necessary.

Revenue Recognition: Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

The Financial Accounting Standards Board (FASB), has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with this standard.

Application of the standard in 2018 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Note A - Description of Business and Summary of Significant Accounting Policies

<u>Income Taxes</u>: The Company's income or loss is reported on the member's tax return. Accordingly, the financial statements do not include a provision for income taxes.

Management does not believe there are any uncertain tax positions as defined by FASB Accounting Standards Codification (ASC) 740 *Accounting for Income Taxes*.

<u>Subsequent Events</u>: Subsequent events were evaluated through the date the financial statements were issued. Management has performed an evaluation of events that have occurred subsequent to the financial statements being issued and there are no material subsequent events that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Note B - Factors Affecting Operations

For the year ended December 31, 2018, the Company earned nominal revenue and has incurred a net loss and negative cash flows from operating activities. During 2018, the former Parent permanently forgave amounts due from the Company under an expense sharing arrangement to allow the Company to maintain adequate net capital during 2018. Such amounts were treated as a capital contribution by the Company.

The Parent has committed to provide additional funding, as necessary, so that the Company can continue to meet its obligations and minimum net capital requirements for a minimum period of twelve months following the report date. Thereafter, the Company may require additional funds to support its working capital and operating expense requirements.

Note C - Related Party Transactions

The Company had an expense sharing arrangement with its former Parent and has an expense sharing agreement with its Parent whereby certain operating expenses are paid by Parent on the Company's behalf. The Company then reimburses Parent for these expenses. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating costs are allocated based on estimated usage. Allocated expenses amounted to $130,570 during the year ended December 31, 2018. The balance due to the Parent on the accompanying statement of financial condition arose from this services agreement.

During 2018, under various Unanimous Written Consents of the former Member, the amounts due to the former Parent under the expense sharing arrangement for the months of January through July 2018 totaling $129,450 were forgiven by the former Parent and were recorded by the Company as contributed capital.

Note D - Net Capital Requirement

As a registered broker-dealer under the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Net Capital Rule"). Under the Net Capital Rule, the Company is required to maintain minimum net capital of the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2018, the Company had net capital of $24,620 which exceeded the minimum net capital requirement of $5,000 by $19,620. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1.

Note E – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

EHCP Corporate Finance, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

Computation of Net Capital

Total member's equity	$	25,469
Deduction for non-allowable assets:		
Prepaid expenses		820
Deposits		29
Net capital	$	24,620
Aggregate indebtedness		
Accounts payable	$	2,750
Due to Parent		601
Total aggregate indebtedness	$	3,351
Minimum net capital requirement		
Net capital	$	24,620
Minimum net capital to be maintained		
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	19,620
Percentage of aggregate indebtedness to net capital		13.61%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There is no significant difference between the preceding computation and the Company's net capital reported in Part IIA of the unaudited Form X-17A-5 as of December 31, 2018.

EHCP Corporate Finance, LLC
SCHEDULE II
OTHER INFORMATION

A)   **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

B)   **INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

EHCP CORPORATE FINANCE, LLC
EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

Date: February 15, 2019

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

EHCP Corporate Finance, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________________

Name: J. Todd Watkins

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EHCP Corporate Finance, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) EHCP Corporate Finance, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which EHCP Corporate Finance, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) EHCP Corporate Finance, LLC stated that EHCP Corporate Finance, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. EHCP Corporate Finance, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EHCP Corporate Finance, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 25, 2019
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC